Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Harris and L3 Announce Merger of Equals Commission File No. 1-37975 FAQs: Employees 1. What did you announce? • Harris Corporation and L3 Technologies announced a merger of equals, the biggest merger in defense industry history, that will create the 6th largest U.S. defense contractor. • The combined company will be called L3 Harris Technologies, with pro forma annual sales of approximately $16B and 48,000 employees worldwide. 2. When do you expect the transaction to close? • The transaction is expected to close by mid-2019, subject to customary closing conditions and approval by shareholders from both companies. 3. What will the size be of the combined company? • Revenue: ~$16B (Harris ~$6.2B/L3 Technologies ~$10B)* • EBIT: ~$2.4B (Harris ~$1.2B/L3 Technologies ~$1.1B)* • Employees: ~48K (Harris 17.5K/L3 Technologies ~31K)* *based on CY2018E 4. Where will the combined company be headquartered/have locations? • Upon closing, the new company will be headquartered in Melbourne, Florida. • Harris has primary facilities in Florida, New York, Virginia/D.C., and Colorado. • L3 has primary facilities in Texas, Alabama, Brazil, Canada, Australia, India, Korea, U.K. and Saudi Arabia. 5. Who will lead the combined company? • Bill Brown will serve as chairman and chief executive officer, and Chris Kubasik will serve as vice chairman, president and chief operating officer for the first two years following the closing of the transaction. For the 3rd year, Bill Brown will transition to executive chairman and Chris Kubasik to chief executive officer, after which Chris Kubasik will become chairman and chief executive officer. • The combined company will have a seasoned leadership team with extensive industry experience and a proven track record. 1

6. Why did the two companies decide to merge? • This merger represents an excellent strategic fit for both companies and occurs amid an environment of strong company performance and increasing and well-funded defense budgets. • The combined company will be competitively stronger with much greater scale, market presence and international channels. It also accelerates both companies’ strategies to deliver innovative mission solutions across a broad range of markets and customers while also providing an enhanced platform for long-term growth. • The combination is also expected to generate approximately $500 million of annual pre- tax, gross cost synergies, or $300 million in pre-tax synergies net of customer flow through in year three after closing, which will drive margins up approximately 200 bps on a pro forma basis and generate savings for customers. 7. Why did you choose Melbourne to be the headquarters for the combined company? • Harris is already a well-established and important member of the Central Florida community, with a 65+ year legacy here. The company has ~ 7,000 employees in Florida, and has made significant investments in new, state-of-the-art facilities in Melbourne. In addition, the region provides a dynamic technology infrastructure, with a growing talent base, strong university system and expanding list of A&D companies. 8. How are the companies alike/different? • Harris and L3 serve many of the same segments, with technologies and solutions that are complementary but don’t overlap, including ISR, air/ground communications, avionics, EW, space/intel and maritime. • Our complementary strengths will enable us to meet the increasingly complex technology requirements of today’s customers. • We also have very similar cultures, with shared values/commitments to operational excellence, customer satisfaction, shareholder value creation, employee engagement and community involvement. 9. How will the company be structured? • We are reviewing the organizations to determine the optimal structure and expect to complete the process prior to closing in mid-2019. 10. What is the process between now and closing? • The transaction is subject to customary closing conditions and approval by shareholders from both companies. We expect it to close by mid-2019. • Over that time we complete the appropriate filings for the SEC and regulators, engage with our investors and conduct the shareholder votes, settle on governance and the Board and complete planning for the integration so we can hit the ground running at close. 11. Why are you merging now? • This is the right deal at the right time. We are executing this against the backdrop of a strong U.S. economy and a well-funded defense budget and believe the rationale for the transaction is aligned with the National Defense Strategy. It addresses the need for 2 technological depth, innovation and speed to market in Defense and Government sectors. 12. Who is L3 Technologies? • L3 Technologies is headquartered in New York, with 31K employees and ~$10B annual revenue. The company is a leading provider of global ISR, communications and networked systems, and electronic systems for military, homeland security and commercial aviation customers. 13. Who will lead the business units? • As of now, no decisions have been made, and both businesses will continue to operate as separate entities until the transaction closes. The management structure will be evaluated as part of the organization review and we expect to complete the process prior to closing in mid-2019. We are committed to communicating in a timely and transparent manner as we move forward and decisions are made. 14. What is the benefit of the merger to employees? • This merger represents an excellent growth opportunity for employees of both companies, with increased opportunities for career advancement across a more diverse set of programs, geographies and customers, and pride in being part of larger, more competitive “prime” dedicated to accelerating innovations that solve mission-critical challenges. 15. What impact will the merger have on my benefits or compensation? • Both companies are committed to providing best-in-class benefits. Both businesses will continue to operate as separate entities until the close of the transaction and your benefits remain the same at this time. The integration team will examine various disparate benefits programs and make recommendations on opportunities to ensure employees continue to have competitive salaries and high-quality benefits. We are committed to communicating in a timely and transparent manner as we move forward and decisions are made. 16. Will we need to change the policies and procedures that we use today? • It is too soon to tell which policies and procedures will be changing. As of now, no decisions have been made, and both businesses continue to operate as separate entities until the close of the transaction. If changes are needed, we will keep you informed and provide the necessary training. We are committed to communicating in a timely and transparent manner as we move forward and decisions are made. 17. Do you expect a reduction in force or facilities consolidation? • As of now, no decisions have been made, and both businesses continue to operate as separate entities until the close of the transaction. As part of the integration review process we will examine the worldwide employee workforce and facilities of both companies to determine where it might be appropriate to consolidate operations. We are committed to communicating in a timely and transparent manner as we move forward, and decisions are made. 3

18. I’m considering a new position with Harris. How will the merger impact job openings? • We continue to operate as an independent company pending the close, and most current job openings will not be impacted. Active candidates will be notified if a posting is modified during the application process. 19. What do I do now? • The talent and capability of our employees enabled our current success. We appreciate your continued commitment and focus on our customers to assure our long-term success. • Until closing, both organizations will continue to operate as individual companies. However, there will be changes and we understand the importance of being transparent during a time of significant change, which is why we are committed to communicating information in a timely manner as we move forward and decisions are made. 20. Can I interact with my L3 Technologies counterpart, and if so, when? • As of now both businesses continue to operate as separate entities. We have a well- defined integration process, with specific instructions on who can contact L3 employees and when. Please work with your supervisor, who can provide more direction. 21. What should I do if I am approached by the media and/or analysts? • Refer any media inquiries to Jim Burke; 321-727-9131; jburke@harris.com. All investor/analysts’ inquiries should be directed to Anurag Maheshwari: 321-727-9383; amahes01@harris.com. 22. How will I receive progress updates? • We are in the process of establishing an integration microsite on the Edge, which will be updated as information becomes available. We are committed to communicating in a timely and transparent manner as we move forward and decisions are made. • You should also always feel free to reach out to your immediate manager or Human Resources should you have additional questions. 23. What will you be working on between now and closing? • Between now and close we will continue to work through the required filings, regulatory approvals and integration plan so we can quickly begin integrating the two businesses once the merger closes. 24. Why did we announce earnings at an earlier date? • We believe announcing it at the same time as the merger simplifies the process and allows us more flexibility to discuss our performance. 25. What happens to the shares of Harris that I own as a result of this transaction? • You will continue to be a shareholder in Harris both now and after the transaction closes. There should be no impact to your shareholdings as a result of the transaction. # # # 4

Important Additional Information and Where to Find It This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris” and together with L3, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC’s website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties’ respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris’ directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3’s directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph. Forward-Looking Statements Statements in this communication that are not historical facts are forward-looking statements that reflect Harris’ and L3’s respective management’s current expectations, assumptions and estimates of future performance and economic conditions; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties’ operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party’s control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties’ businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication are cautioned not to place undue reliance on forward-looking statements. 5